Mayer, Brown, Rowe & Maw LLP
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Main Tel (312) 782-0600
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February 27, 2007	James J. Junewicz
Direct Tel (312) 701-7032
Direct Fax (312) 706-8157
jjunewicz@mayerbrownrowe.com
Ms. Jennifer R. Hardy
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Re:	Coleman Cable Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 22, 2006 File No. 333-138750
Dear Ms. Hardy:
     This letter is in response to your letter dated February 22, 2007, addressed to G. Gary Yetman, President and Chief Executive officer of Coleman Cable inc. (“Coleman” or the “Company”), setting forth comments of the Division of Corporation Finance (the “Staff”) to the above referenced registration statement for the Company.
     In addition to making revisions in response to the Staff’s comments, we have also revised the disclosure to include other changes we believe are appropriate.
     On behalf of the Company, we wish to advise you of the following responses by Coleman to the Staff’s comments. To facilitate the Staff’s review, we have keyed our responses below to the Staff’s comments. We have also included with this letter a marked copy of the amendment to the registration statement.
General
1.	We restate prior comment 1 since you still have not disclosed the price that the selling stockholders will sell the shares at until they are listed.
     We have revised the cover page to respond to this comment.

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
February 27, 2007

Executive Compensation, page 48
2.	Please reconcile your disclosure under Stock Incentive Plan on page 61 that the options awarded on October 11, 2006, will be exercisable at a price equal to their fair market value on the date of the grant, which you identify as being $8.09 under the Black Scholes option-pricing model, with the disclosure immediately following in the table of Outstanding Equity Awards at Fiscal Year End and the statement in note 1 on page 63 that the options were issued with an exercise price of $15, reflecting the price of the shares issued in the 2006 private placement.

We have revised our disclosure to comply with this comment.
Exhibit 5.1, Opinion of Mayer, Brown, Rowe & Maw LLP
3.	We note that the legal opinion contemplates future sales by the selling shareholders “pursuant to the terms of the Registration Rights Agreement or similar agreement approved by the Company...” Please submit a revised opinion of counsel that deletes this statement. We would not object to an opinion that contemplates the sale of shares pursuant to the registration statement.

We have filed our revised opinion as an exhibit to this filing. We understand that the opinion will be reviewed.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (312) 701-7032.
Very truly yours,
James J. Junewicz
JJJ/elm

cc:	Matt Franker

G. Gary Yetman